EXHIBIT 1

YEAR 2015 / 4th QUARTER

RESULTS OF OPERATIONS

OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

We are a leading business-to-business (“B2B”) media company that provides information and integrated marketing services, with a particular focus on the Greater China market. Our mission is to facilitate global trade between buyers and suppliers by providing export marketing services and sourcing information. For more than 40 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe that we offer the broadest and most integrated offering to suppliers and buyers through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. We became one of the first providers of B2B online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Business Strategy

Our primary target market is comprised of professional small, medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources strategy is built around the following four key foundations

1.	Strengthen our position in core, export-focused business.

2.	Develop services and content that integrates online with trade shows.

3.	Expand our business and leadership position in all our industry sectors: electronics, gifts, home products and fashion products. China’s electronics export industry is by far our largest business and opportunity.

4.	Acquisitions, joint ventures and alliances.

Revenue

We derive revenue from two principal sources:

Exhibitions, trade shows and seminars; and Online and Other Media Services.

Exhibitions – trade shows and seminars — Our Global Sources trade shows, previously known as China Sourcing Fairs, offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first trade show was held in the fourth quarter of 2003. Subsequently, we launched trade shows in Hong Kong, Dubai, Mumbai, India, New Delhi, India, Johannesburg, South Africa, Miami, USA, Sao Paulo, Brazil and Jakarta, Indonesia and held many events since 2004. These shows bring buyers from around the world to meet face-to-face with suppliers. Our largest shows are our Global Sources trade shows which are held in Hong Kong each spring and fall. We also host our FashionSZshow in Shenzhen, China in the third quarter of each year. In addition, in March 2014, we held our first Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”) in Shenzhen, China. In 2015, we moved our SIMM machinery shows to second quarter of 2015 from first quarter of 2014.

Online and Other Media Services consists of following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also offer banner advertising and publish digital magazines.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications.

We recognize revenue from our Online and Other Media Services rateably over the period in which the advertisement is displayed.

We derive revenue primarily from rental of exhibit space, and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. As our major trade shows in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year, our second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

Consolidated Results

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Exhibitions	$41,629	$38,157	$91,854	$88,941
Online and other media services (Note 1)	17,295	19,738	70,242	82,430
Miscellaneous	2,693	2,210	8,929	7,911
	61,617	60,105	171,025	179,282
Operating Expenses:
Sales	17,898	19,906	50,231	56,095
Event production	10,871	9,751	24,533	23,333
Community and content	5,879	6,753	20,535	22,267
General and administrative (Note 2)	11,625	11,603	43,697	48,004
Information and technology	3,495	3,075	13,348	12,126
Total Operating Expenses	49,768	51,088	152,344	161,825
Profit on sale of property	9,791	-	9,791	-
Profit from Operations	21,640	9,017	28,472	17,457
Interest income	103	244	792	1,223
Gain on sale of available-for-sale securities	39	-	188	11
Interest expenses	(12)	(47)	(83)	(186)
Profit before Income Taxes	21,770	9,214	29,369	18,505
Income tax expense	(2,187)	(534)	(4,609)	(1,646)
Net Profit from continuing operations	$19,583	$8,680	$24,760	$16,859
Net Profit / (loss) from discontinued operations, net of income tax (Note 3)	-	(40)	5,629	1,982
Net profit	$19,583	$8,640	$30,389	$18,841
Net profit attributable to the Company’s shareholders from:
Continuing operations	$20,017	$9,179	$23,995	$17,407
Discontinued operations	-	102	5,893	923
Total	$20,017	$9,281	$29,888	$18,330
Diluted net profit per share attributable to the Company’s shareholders from:
Continuing operations	$0.79	$0.29	$0.83	$0.52
Discontinued operations	-	*	0.20	0.03
Total	$0.79	$0.29	$1.03	$0.55
Shares used in diluted net profit per share calculations	25,185,321	31,516,581	28,820,976	33,482,371

* Diluted net profit per share attributable to the Company’s shareholders from discontinued operations is less than $0.01

Note:	1.	Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$15,296	$17,983	$64,421	$75,895
Print services	1,999	1,755	5,821	6,535
	$17,295	$19,738	$70,242	$82,430

Note:	2.	General and administrative expenses consist of:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
General and administrative expenses before amortization of intangible assets, impairment charge on intangible assets and foreign exchange losses	$9,890	$9,345	$37,290	$36,343
Amortization of intangible assets	1,250	994	4,314	6,873
Impairment charge on intangible assets	-	4	-	2,242
Foreign exchange losses	485	1,260	2,093	2,546
	$11,625	$11,603	$43,697	$48,004

Note:	3.	Net Profit /(loss) from discontinued operations, net of income tax consists of:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit on sale of subsidiary	$-	$-	$6,382	$-
Income tax expense	-	-	(361)	-
Profit on sale of subsidiary, net of income tax	-	-	6,021	-
Profit /(loss) from discontinued operations, net of income tax…	-	(40)	(392)	1,982
	$-	$(40)	$5,629	$1,982

The following table represents our revenue by geographical areas:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
China	$54,183	$51,803	$151,005	$155,432
Rest of Asia	7,339	8,171	19,741	23,441
United States	86	111	228	344
Europe	1	-	1	-
Others	8	20	50	65
Total revenue	$61,617	$60,105	$171,025	$179,282

Revenue from continuing operations

Total revenue grew by 3% from $60.1 million during the three months ended December 31, 2014 to $61.6 million during the three months ended December 31, 2015 resulting mainly from growth in revenue from our exhibition events in Hong Kong in the fourth quarter of 2015 off-set partially by a 12% decline in our Online and Other Media Services revenue.

Our Exhibitions revenue grew by 9% to $41.6 million during the three months ended December 31, 2015 from $38.2 million during the three months ended December 31, 2014, resulting mainly from a growth in revenue from our exhibition events in Hong Kong in the fourth quarter of 2015 off-set partially by a decline in revenue from our Johannesburg, South Africa events held in the fourth quarter of 2015.

Our Online and Other Media Services revenue declined by 12% from $19.7 million during the three months ended December 31, 2014 to $17.3 million during the three months ended December 31, 2015, resulting mainly from an 11% decline in our Online and Other Media Services revenue in our China market. Our China market represented 87% of Online and Other Media Services revenue during the fourth quarter of 2015 compared to 86% during the fourth quarter of 2014. The decline in our Online and Other Media Services revenue resulted mainly from a reduction of 15% in our revenue relating to hosting online websites for our customers. A continued weak growth in China export market resulting from the global economic downturn, increasing manufacturing costs in China, and commoditization of the Online Services as well as market competition contributed to a reduced revenue yield from our customers, which impacted our third quarter Online Services revenue negatively and in addition, magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising.

Total revenue declined to $171.0 million during the year ended December 31, 2015 from $179.3 million during the year ended December 31, 2014 resulting mainly from a 15% decline in our Online and Other Media Services revenue off-set partially by a 3% growth in our Exhibitions revenue.

Our Exhibitions revenue grew by 3% from $88.9 million for the year ended December 31, 2014 to $91.9 million for the year ended December 31, 2015, resulting mainly from a growth in revenue from our exhibition events in Hong Kong and our SIMM machinery shows in Shenzhen off-set partially by a decline in revenue in Johannesburg South Africa exhibition events and the cancellation of our exhibitions in Miami, USA, Sao Paolo, Brazil, Jakarta, Indonesia and Shenzhen, China in 2015, which we held in 2014.

Our Online and Other Media Services revenue declined by 15% to $70.2 million for the year ended December 31, 2015, as compared with $82.4 million for the year ended December 31, 2014, primarily due to a 13% decline in our China market. The decline in our Online and Other Media Services revenue resulted from a 15% decline in our revenue from hosting online websites for our customers and a 11% decline in our print advertising services revenue. A continued weak growth in China export market resulting from the global economic downturn, increasing manufacturing costs in China, coupled with market competition contributed to a reduced revenue yield from our customers, which impacted our online services revenue negatively and in addition, magazine advertising continues to be under pressure from the global shift by advertisers to alternative forms of advertising. China represented 87% of Online and Other Media Services revenue for the year ended December 31, 2015 compared to 86% for the year ended December 31, 2014.

Operating expenses from continuing operations

Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn commission as a percentage of revenue generated. The commission expenses are expensed as incurred. For Online and Other Media Services, the commission expense is incurred when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For Exhibitions, the commission expense is incurred when the associated revenue is recognized upon conclusion of the related event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs declined by 10% from $19.9 million during the three months ended December 31, 2014 to $17.9 million during the three months ended December 31, 2015. This was mainly due to a decline in marketing fees.

Sales costs declined by 11% from $56.1 million during the year ended December 31, 2014 to $50.2 million during the year ended December 31, 2015. The decline in sales costs was mainly due to the decline in sales commissions due to a decline in revenue and decline in marketing fees.

Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $9.8 million for the three months ended December 31, 2014 to $10.9 million for the three months ended December 31, 2015. The increase resulted mainly from the increase in event production costs due to an increase in number of booths sold for our exhibition events in Hong Kong off-set partially by a reduction in number of booths sold for our exhibition events in South Africa.

Event production costs increased from $23.3 million for the year ended December 31, 2014 to $24.5 million for the year ended December 31, 2015. The increase was mainly due to an increase in event production costs for our exhibition events in Hong Kong due to an increase in the number of booths sold, off-set partially by a reduction in the number of booths sold for our exhibition events in South Africa and the cancellation of our Miami, USA, Sao Paolo, Brazil, Jakarta, Indonesia and Shenzhen, China exhibition events.

Community and Content. Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the trade shows and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs declined by 13% from $6.8 million during the three months ended December 31, 2014 to $5.9 million during the three months ended December 31, 2015 due mainly to declines in buyer promotion costs for our exhibitions business.

Community and content costs decreased by 8% from $22.3 million during the year ended December 31, 2014 to $20.5 million during the year ended December 31, 2015 due mainly to the decline in buyer promotions costs for our exhibition events.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses arising from the revaluation of monetary assets and monetary liabilities and amortization of software and intangible assets, as well as the impairment charge of intangible assets that may arise.

We have issued share awards under equity compensation plans (“ECP”), the Global Sources Retention Share Grant Plan and the Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) to former employees, consultants and employees of third party service providers when they resign or retire from their respective employment or consultancy service. Under these plans, the share grants vest over a five-year period on a graded vesting basis, with 20% of shares vesting each year. The grantee is subject to the non-competition terms stipulated in the plan. There is no vesting condition other than the non-competition terms. Under the above plans, if the grantee fails to comply with the non-competition terms, his or her unvested shares may be forfeited. We recognize the intangible asset relating to the non-competition provisions of these awards at the fair value of the respective award. The intangible assets are amortized over the non-competition period on a straight line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

On March 9, 2012, we acquired an 80% interest in FashionSZshow (formerly known as China (Shenzhen) International Brand Clothing & Accessories Fair) in mainland China. We recorded the acquired intangible assets at a fair value of $20.4 million, goodwill of $5.0 million and related deferred tax liabilities of $5.1 million in connection with this acquisition. Based on the subsequent impairment reviews performed by the management, the goodwill was fully impaired in 2013 and we recorded impairment charges to the acquired intangible assets of $3.5 million in 2013 and $2.2 million in the second quarter of 2014. In October 2013, we also reviewed the useful lives of intangible assets relating to this acquisition and revised the useful lives of the intangible assets to seven years from the original seventeen years. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs.

We completed the acquisition of a majority interest in the SIMM machinery shows business on January 1, 2014. We recorded the acquired intangible assets at fair value of $16.5 million and the related deferred tax liabilities of $4.1 million and goodwill of $9.0 million in connection with this acquisition. The trade mark intangible assets have useful lives of 10 years and the contractual backlog had a useful life of 3 months. The amortization expense relating to the acquired intangible assets is included in the general and administrative costs. This transaction is discussed under liquidity and capital resources section of this document.

General and administrative costs remained stable at $11.6 million during the three months ended December 31, 2014 and during the three months ended December 31, 2015.

General and administrative costs declined by 9% from $48.0 million during the year ended December 31, 2014 to $43.7 million during the year ended December 31, 2015, due mainly to reductions in impairment charges to intangible assets relating to our acquired FashionSZshow business and amortization of intangible assets relating to our acquired SIMM machinery shows business.

Information and Technology. Information and technology costs consist mainly of payroll, office rental and depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online. Information and technology costs increased from $3.1 million for the three months ended December 31, 2014 to $3.5 million during the three months ended December 31, 2015 due to increase in payroll costs and depreciation costs.

Information and technology costs increased from $12.1 million for the year ended December 31, 2014 to $13.3 million for the year ended December 31, 2015, due mainly to increase in payroll costs and depreciation costs.

Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the three months ended December 31, 2015 and the three months ended December 31, 2014 were $0.5 million and $0.5 million, respectively.

The non-cash compensation expenses for the year ended December 31, 2015 and the year ended December 31, 2014 were $2.1 million and $1.9 million, respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit from Operations. The total profit from operations during the three months ended December 31, 2015 was $21.6 million as compared to a profit of $9.0 million during the three months ended December 31, 2014. The growth in profit from operations resulted mainly from the profit on sale of property, growth in revenue and declines in sales costs and community and content costs, off-set partially by increases in event production costs, general and administrative costs and information and technology costs.

The total profit from operations during the year ended December 31, 2015 was $28.5 million as compared to $17.5 million during the year ended December 31, 2014. The growth in total profit from operations resulted mainly from profit on sale of property, declines in sales costs, content and community costs and general and administrative costs, off-set partially by a decline in revenue and an increase in event production costs and information and technology costs.

Interest Income and gain on sale of available-for-sale securities. We recorded interest income of $0.1 million and $0.2 million arising mainly from term deposits placed with banks during the three months ended December 31, 2015 and the three months ended December 31, 2014, respectively. We also recorded $0.04 million gain on sale of available-for-sale securities for the three months ended December 31, 2015, compared to nil during the three months ended December 31, 2014.

We recorded interest income of $0.8 million arising mainly from term deposits placed with banks during the year ended December 31, 2015, compared to an interest income of $1.2 million during the year ended December 31, 2014. We also recorded a $0.2 million gain on sale of available-for-sale securities for the year ended December 31, 2015, compared to $0.01 million during the year ended December 31, 2014.

Interest expenses. Interest expense represents the unwinding of the discount on the contingent consideration payable for the acquisition of the SIMM machinery shows business.

Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax expense of $2.2 million during the three months ended December 31, 2015 mainly for tax expenses relating to the profit on the sale of property in Shenzhen, China, compared to a tax expense of $0.5 million during the three months ended December 31, 2014.

We reported a tax provision of $4.6 million for the year ended December 31, 2015 and of $1.6 million for the year ended December 31, 2014. The increase is mainly due to the $2.2 million tax expenses relating to the profit on the sale of property in Shenzhen, China and an increase in tax provision for our Hong Kong exhibition events and reduction in realization of deferred tax liabilities relating to our subsidiaries during the year ended December 31, 2015 compared to December 31, 2014.

Net Profit Attributable to the Company from continuing operations. Net profit attributable to the Company from continuing operations was $20.0 million during the three months ended December 31, 2015, compared to a net profit from continuing operations of to $9.2 million during the three months ended December 31, 2014. The growth in net profit attributable to the Company from continuing operations resulted mainly from profit on sale of property, growth in revenue and declines in sales costs and community and content costs, off-set partially by increases in event production costs, general and administrative costs, information and technology costs and income tax expenses.

Net profit attributable to the Company from continuing operations grew from $17.4 million during the year ended December 31, 2014 to $24.0 million during the year ended December 31, 2015. The growth in net profit attributable to the Company from continuing operations resulted mainly from profit on sale of property, declines in sales costs, content and community costs and general and administrative costs, off-set partially by a decline in revenue and an increase in event production costs and information and technology costs and income tax expenses.

Net profit Attributable to the Company from discontinued operations. Net profit attributable to the Company from discontinued operations was nil during the three months ended December 31, 2015, compared to a net profit from discontinued operations of $0.1 million during the three months ended December 31, 2014.

Net profit attributable to the Company from discontinued operations was $5.9 million during the year ended December 31, 2015, compared to profit attributable to the Company from discontinued operations of $0.9 million during the year ended December 31, 2014. The net profit attributable to the Company from discontinued operations during the year ended December 31, 2015 included $6.0 million profit on sale of subsidiary, which is discussed in detail under liquidity and capital resources section of this document.

Diluted Net Profit per Share from continuing operations. The diluted net profit per share attributable to the Company’s shareholders from continuing operations increased from $0.29 for the three months ended December 31, 2014 to $0.79 for the three months ended December 31, 2015. The number of shares used for the computation of net profit per share declined from 31.5 million to 25.2 million resulting from the repurchase of 6.7 million shares by the company during the third quarter of 2015.

The diluted net profit per share attributable to the Company’s shareholders from continuing operations increased from $0.52 for the year ended December 31, 2014 to $0.83 for the year ended December 31, 2015. The number of shares used for the computation of net profit per share declined from 33.5 million to 28.8 million, resulting from the share repurchase by the company during the third quarter of 2015.

Diluted Net profit per Share from discontinued operations. The diluted net profit per share attributable to the Company’s shareholders from discontinued operations was nil for the three months ended December 31, 2015 and was less than $0.01 for the three months ended December 31, 2014.

The diluted net profit per share attributable to the Company’s shareholders from discontinued operations was $0.20 for the year ended December 31, 2015 and $0.03 for the year ended December 31, 2014.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2015 using cash generated from our operations and we had no bank debt as at December 31, 2015.

Net cash generated from operating activities was $16.0 million for the year ended December 31, 2015, compared to $32.3 million for the year ended December 31, 2014. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations. The majority of our customers in mainland China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

Receivables from sales representative organizations increased from $7.9 million as at December 31, 2014 to $8.8 million as at December 31, 2015 as the sales representatives are in the process of remitting the collections to our bank accounts. The receivables from sales representatives represent cash receipts from our customers, net of commissions and fees payable, which are collected by the independent sales representatives on our behalf. These cash receipts are banked into designated bank accounts owned by the independent sales representatives in China. For credit risk management purposes, our employees are the only authorized signatories for the withdrawal of cash from these bank accounts. We have long standing relationships with a majority of these independent sales representatives, for whom there is no recent history of default in transferring the funds to us. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. In year 2016, we will start to establish our own sales forces in China and Hong Kong to supplement the independent sales representatives, in order to have a direct interaction with the market and our customers as well as to shorten the time to market our new products and services.

Currently we own 13,245 square meters of office space in commercial buildings in Shenzhen China, approximately 6,668 square meters of office space in a commercial building in Shanghai, China and approximately 50,265 square feet of office space together with three car parking spaces in commercial buildings in Hong Kong. These buildings are situated on leasehold lands with lease periods ranging between 50 and 75 years from the date of grant. We record the depreciation on these assets on a straight-line basis over the remaining lease term or 50 years, whichever is shorter. In addition, we also own 22,496 square feet of office space, together with appurtenant roof top accessory lots in a commercial building situated on freehold land in Singapore. We record the depreciation on the building portion of this asset on a straight-line basis over 50 years. Based on the Company’s intention, the portion of the properties that is designated to generate rental income in the short to medium term has been classified as Investment Properties.

With an intent to rebalance our real estate property holding position, we decided to dispose of one of our investment properties. Accordingly, on July 6, 2015, we entered into a Letter of Intent and on September 1, 2015 signed the sale and purchase agreement for the sale of approximately 2,118 square meters of office space on the 50th floor of the Shenzhen International Chamber of Commerce Tower in Shenzhen, China for a total cash consideration of approximately $21.1 million. This transaction was completed in the fourth quarter of 2015. We recorded a $9.8 million profit on sale of property and related tax expenses of $2.2 million from this transaction.

The net book value of the portion of the properties classified as Investment Properties as at December 31, 2015 and as at December 31, 2014 was $69.7 million and $85.5 million respectively. The total net book value of these office properties including the portion classified as Investment Properties and the portion classified under Property and Equipment as at December 31, 2015 and as at December 31, 2014 was $124.0 million and $142.2 million respectively. The total market value of the office properties held as at December 31, 2015 was $227.3 million based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong for properties situated in Hong Kong SAR and China and by Savills Valuation and Professional Services (S) Pte Ltd, Singapore for the property situated in Singapore. We did not record the market valuation gains as we record our Property and Equipment and Investment Properties at cost less the accumulated depreciation.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in U.S. Treasury Bills, in term deposits with major banks and available-for-sale securities to generate interest income. The market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2015 were nil, $52.0 million and nil respectively, compared to the market values of U.S. Treasury Bills, term deposits with banks and other available-for-sale securities as at December 31, 2014 of $nil, $61.3 million and $4.0 million respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2015, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2015, such guarantee amounted to $0.003 million.

We did not recognize deferred income tax assets of $8.7 million in respect of losses as at December 31, 2015 that can be carried forward against future taxable income as the losses arose from dormant and/or loss-making subsidiaries whereby the realization of the related tax benefit through future taxable profits is not probable.

In 2012, 2014, in April 2015, in August 2015 and in October 2015, we entered into venue license agreements for future exhibition events from 2015 to 2018 for a total amount of $47.1 million. The above agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As at December 31, 2015, we have paid approximately $17.8 million in aggregate under these agreements.

On February 4, 2008, our Board of Directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As at December 31, 2015, we have not bought back any of our shares under this program.

In 2014, we acquired a controlling interest in Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (“SIMM machinery shows”). These events are held annually in Shenzhen, China. The completion date of this transaction was January 1, 2014. The total consideration for this acquisition was approximately $16.3 million. We paid a total of $13.0 million in 2013 and 2014 towards the purchase consideration and paid $2.6 million in 2015. The balance of cash consideration of $0.7 million is payable in two instalments over next two years upon certain conditions being fulfilled. In addition, there is a potential obligation to pay not more than approximately $1.2 million for transaction costs, which will be expensed upon payment. The contingent consideration is measured at fair value on the date of acquisition and held as a financial liability on the balance sheet. We recorded this acquisition as a business combination.

On June 5, 2015 we entered into a sale and purchase agreement to sell our 60.1 percent interest in our subsidiary eMedia Asia Limited to the minority shareholder of the subsidiary, for US$12.0 million in cash consideration. The subsidiary’s business includes the China International Optoelectronic Expo exhibition and print and online publications serving Asia's electronics engineering community. The transaction was completed on June 30, 2015. We recorded a pre-tax profit of $6.4 million and a tax provision of $0.4 million in 2015, resulting in an after tax profit of $6.0 million in connection with this transaction.

On June 9, 2015, our Board of Directors authorized the repurchase of up to 6,666,666 of our issued and outstanding common shares, representing approximately 22.05% of the total number of our common shares issued and outstanding as at April 30, 2015, by tender offer at a purchase price of $7.50 per share. The total purchase consideration for this tender offer was $50.0 million. The offer commenced on June 26, 2015. As per the final count, the number of shares properly tendered and not properly withdrawn was greater than the number of shares that the Company offered to purchase. Therefore, it was necessary to apply the odd lot priority and prorating provisions described in our offer to purchase. As per the terms of the tender offer the shares were purchased, first, from all holders of “odd lots” of fewer than 100 shares who properly tendered all of their shares and did not properly withdraw them before the expiration date; and second, from all other shareholders who properly tendered shares, on a pro-rata basis. The Company accepted approximately 51.305852% of the shares properly tendered and not properly withdrawn by each shareholder, in addition to the tendered shares with odd lot priority. The Company paid $7.50 per share totaling to $50.0 million for all the shares purchased. We funded this share repurchase from our cash balance on hand. We are holding the repurchased shares as treasury shares.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Recent Accounting Pronouncements

The following recent accounting pronouncement are applicable for accounting periods beginning after January 1, 2016:

i.	IFRS 9, “Financial instruments”
ii.	IFRS 15, “Revenue from contracts with customers”
iii.	IFRS 16, “Leases”

The above accounting pronouncements are discussed in detail in the following paragraphs:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. We are currently assessing the impact of the adoption of IFRS 9 on our financial statements.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a goods or service and thus has the ability to direct the use and obtain the benefits from the goods or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018 and earlier application is permitted. We are currently assessing the impact of the adoption of IFRS 15 on our financial statements.

IFRS 16, ‘Leases’ replaces IAS 17 ‘Leases’, and fundamentally changes the accounting for lease transactions. Additional disclosures will also be required. For lessees of operating leases, lease assets and lease liabilities are required to be recognized in the balance sheet. Depreciation of lease assets and interest on lease liabilities are required to be recognized in the income statement over the lease term. For lessees of finance leases, only amounts expected to be payable under residual value guarantees should be recognized. For lessors, the accounting is substantially the same. The standard is effective for annual periods beginning on or after 1 January 2019. We are currently assessing the impact of the adoption of IFRS 16 on our financial statements.

Qualitative and Quantitative Disclosures about Market Risk

During the year ended December 31, 2015 and the year ended December 31, 2014, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2015 and the year ended December 31, 2014, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements

Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.